05039640

SECU[illegible]SSION
Washington, D.C. 20549

PROCESSED
MAR 3 1 2005
THOMSON FINANCIAL

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66187

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Meritus Financial Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

645 Tollgate Rd., Suite 140
(No. and Street)

Elgin (City) IL (State) 60123 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Russell Novak & Company, LLP
(Name – *if individual, state last, first, middle name*)

225 W. Illinois St., Suite 300, Chicago, IL 60610
(Address) (City) (State) (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED MAR 1 4 2005 WASH, D.C. 185

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/29/05

OATH OR AFFIRMATION

I, Lynn Schmidt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Meritus Financial Group, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

____
Signature

President
Title

____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of XXXXXXXXXXXXXXXXXX Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MERITUS FINANCIAL GROUP, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2004

Russell Novak & Company, LLP

Russell Novak & Company, LLP
Certified Public Accountants ◦ Business Consultants

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Meritus Financial Group, Inc.

We have audited the statement of financial condition of Meritus Financial Group, Inc. as of December 31, 2004, and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to the claims of creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Meritus Financial Group, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The infomation contained in the supplemental material is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Russell Novak & Company, LLP

January 27, 2005

225 West Illinois Street ◦ Suite 300 • Chicago, Illinois 60610
312.222.1400 ◦ fax 312.222.1377

MERITUS FINANCIAL GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

ASSETS	
Cash	$ 51,371
Receivable from brokers - dealers	19,110
Due from officers	654
Total Assets	$ 71,135

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Accrued expenses and accounts payable	$ 2,495
Due to Affiliate	-
Total Liabilities	2,495
STOCKHOLDER'S EQUITY	
Common stock - no par value; 30,000 shares authorized; 1,000 shares issued and outstanding	1,000
Additional paid in capital	59,000
Retained earnings	8,640
Total Stockholder's Equity	68,640
Total Liabilities and Stockholder's Equity	$ 71,135

(See Accompanying Notes)

MERITUS FINANCIAL GROUP, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2004

REVENUE	
Commissions	$ 251,265
EXPENSES	
Management fees	158,945
Clearing costs	25,949
Technology cost	9,390
Office expense	15,596
Professional fees	15,324
Regulatory fees and dues	6,534
Advertising and marketing	2,943
Dues & subscriptions	531
Insurance	1,094
Miscellaneous expenses	120
Total Expenses	236,426
NET INCOME FROM OPERATIONS	14,839
OTHER INCOME (EXPENSE)	211
NET INCOME BEFORE TAXES	15,050
PROVISION FOR INCOME TAXES	(150)
NET INCOME	$ 14,900

(See Accompanying Notes)

MERITUS FINANCIAL GROUP, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2004

BALANCE - JANUARY 01, 2004	$ -
ADDITIONS (DEDUCTIONS)	-
BALANCE - DECEMBER 31, 2004	$ -

(See Accompanying Notes)

MERITUS FINANCIAL GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

	Common Stock	Additional Paid in Capital	Retained Earnings
BALANCE - JANUARY 01, 2004	$ 1,000	$ 59,000	$(6,260)
Capital contribution during the year ended December 31, 2004	-	-	-
Net income for the year ended December 31, 2004	-	-	14,900
BALANCE - DECEMBER 31, 2004	$ 1,000	$ 59,000	$ 8,640

(See Accompanying Notes)

MERITUS FINANCIAL GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 14,900
Adjustments to reconcile net income to net cash used by operations:	
(Increase) decrease in assets:	
Accounts receivable	(19,110)
Increase (decrease) in liabilities:	
Accrued expenses and accounts payable	1,143
Net Cash used by Operating Activities	(3,067)
CASH FLOWS FROM INVESTING ACTIVITIES	-
CASH FLOWS FROM FINANCING ACTIVITIES	-
NET DECREASE IN CASH	(3,067)
CASH - BEGINNING OF YEAR	54,438
CASH - END OF YEAR	$ 51,371
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION	
Cash paid for income taxes	$ -
Cash paid for interest	$ -

(See Accompanying Notes)

MERITUS FINANCIAL GROUP, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2004

Note 1 - Organization

The Company was incorporated in the State of Illinois on June 11, 1997. Registration as a broker-dealer with the Securities and Exchange Commission became effective February 2004. Currently, the Company operates as an introducing licensed broker-dealer with its principal location in Elgin, Illinois.

Note 2 - Significant Accounting Policies

The Company uses the accrual method of accounting. Customer transactions are cleared on a fully-disclosed basis through another broker-dealer. Commissions and related clearing expenses are recorded on a trade-date basis as transactions occur.

The Company, with the consent of its shareholder, elected to be an S-Corporation under the provisions of the Internal Revenue Code. Instead of paying corporate income taxes, the shareholders of an S-Corporation are taxed individually on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements. The Company is responsible for paying Illinois state replacement tax on the Company's taxable income.

The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. Furthermore, the Company maintains its cash in accounts at various financial institutions. The balances, at times, may exceed federally insured amounts. Management periodically reviews the financial stability of these institutions.

The Company expenses advertising costs as incurred.

Note 3 - Net Capital Requirements

Pursuant to the net capital provisions of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under SEC rule 15c3-1. Net capital may fluctuate on a daily basis. As of December 31, 2004, the Company had net capital and net capital requirements of $66,978 and $5,000, respectively. The net capital rules may effectively restrict the payment of cash dividends.

Note 4 - Pervasiveness of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Note 5 - Related Party Transactions

The Company shares office space with another company affiliated by common ownership. All rent and associated occupancy costs were paid entirely by this affiliated company on behalf of Meritus Financial Group, Inc. Beginning in April 2004, Meritus Financial Group, Inc. pays this affiliated company $1,730 per month for its share of these costs. These costs are included as office expense on the statement of operations. Additionally, Meritus Financial Group, Inc. reimburses a common paymaster (affiliated through common ownership) for salaries and other operating expenses. These costs are included as management fees expense in the statement of operations. As of December 31, 2004, there were no amounts included in the assets or liabilities of Meritus Financial Group, Inc. pursuant to these reimbursement arrangements.

SUPPLEMENTAL MATERIAL

Russell Novak & Company, LLP
Certified Public Accountants ◦ Business Consultants

To the Board of Directors
Meritus Financial Group, Inc.

In planning and performing our audit of the financial statements and supplemental material of Meritus Financial Group, Inc. (the Company), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and supplemental material and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

225 West Illinois Street • Suite 300 • Chicago, Illinois 60610
312.222.1400 • fax 312.222.1377

Our consideration of internal control would not necessarily disclose all matters relating to internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Russell Novak & Company, LLP

Russell Novak & Company, LLP
January 27, 2005

BROKER OR DEALER: Meritus Financial Group, Inc. **as of:** December 31, 2004

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 68,640	3480
2. Deduct ownership equity not allowable for net capital			0	3490
3. Total ownership equity qualified for Net capital			68,640	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation in net capital			0	3520
B. Other (deductions) or allowable credits (List)			0	3525
5. Total capital and allowable subordinated liabilities			68,640	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition [Notes B and C]	$ 654	3540		
B. Secured demand note deficiency	0	3590		
C. Commodity futures contracts and spot commodities proprietary capital charges	0	3600		
D. Other deductions and/or charges	0	3610	(654)	3620
7. Other additions and/or allowable credits (List)			0	3630
8. Net Capital before haircuts on securities positions			67,986	3640
9. Haircuts on securities: (computed, where applicable, pursuant to 15c3-1(f):				
A. Contractual securities commitments	$ 0	3660		
B. Subordinated securities borrowings	0	3670		
C. Trading and investment securities:				
1. Exempted securities	0	3735		
2. Debt securities	0	3733		
3. Options	1,008	3730		
4. Other securities	0	3734		
D. Undue concentration	0	3650		
E. Other (list)	0	3736	(1,008)	3740
10. Net Capital			$ 66,978	3750

MERITUS FINANCIAL GROUP, INC.
RECONCILIATION OF UNAUDITED NET CAPITAL COMPUTATION TO AUDITED NET CAPITAL AND UNAUDITED AGGREGATE INDEBTEDNESS TO AUDITED AGGREGATE INDEBTEDNESS
DECEMBER 31, 2004

NET CAPITAL PER UNAUDITED COMPUTATION	$ 65,379
Adjustment for additional assets	4,202
Adjustment for additional accrual	(1,949)
Adjustment to retained earnings relating to prior year	(654)
NET CAPITAL PER AUDITED COMPUTATION	$ 66,978

AGGREGATE INDEBTEDNESS PER UNAUDITED COMPUTATION	$ 546
Adjustment for additional accrual	1,949
AGGREGATE INDEBTEDNESS PER AUDITED COMPUTATION	$ 2,495